2005 Market Street Suite 2600 Philadelphia, PA 19103 T: 215.564.8000
Jonathan M. Kopcsik jkopcsik@stradley.com 215.564.8099

July 9, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Filing Desk
Attn: Kalkidan Ezra

Re:	Optimum Fund Trust (File No. 811-21335)
Comments on Preliminary Proxy Materials for Special Shareholder Meeting

Ms. Ezra:

On behalf of the above-referenced Registrant and its series (each a “Fund” and collectively, the “Funds”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on June 30, 2025 with respect to the Registrant’s joint preliminary proxy statement, which was filed on June 20, 2025 (the “Proxy Statement”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment. Any capitalized terms used herein that are not defined have the same meaning as in the Proxy Statement.

1.	Comment: Review and revise, if necessary, the Proxy Statement to ensure that all hyperlinks are active.

Response: The Funds will ensure that all hyperlinks are active for the definitive version of the Proxy Statement.

2.
Comment: Under the heading “What is the Transaction and why am I being asked to vote?” in the Q&A section, clarify that shareholders are not being asked to vote on the transaction itself, but only on the proposal to approve a new advisory contract with Delaware Management Company (the “Proposal”).

Response: The Funds will make the requested change.

3.
Comment: Under the heading “Introduction” of the discussion of the Proposal, if applicable, disclose with as much precision as possible the estimated monetary benefit to be received by the Funds’ interested Trustees in connection with the Transaction.

Response: The Funds will add the following disclosure to the end of the last paragraph of that section: “However, Mr. Leonard will not receive any financial benefit from the Transaction.”

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Kalkidan Ezra
July 9, 2025

4.
Comment: Provide a written response letter to the Staff’s comments and a redline comparing the Proxy Statement to a revised version that reflects the Staff’s comments, five business days before mailing the Proxy Statement.

Response: The Funds undertake to do so.

* * *

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Taylor Brody at (215) 564-8071.

Sincerely,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Emilia Wang, Esq.
Macquarie Asset Management